U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   Fonner                           Sally                   A.
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   (Last)                           (First)             (Middle)

   1268 Bayshore Blvd
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                                    (Street)

   Dunedin                          Florida                34698
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

   Yifan Communications, Inc. (YIFN)/(YIFNE)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

   April 2001
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director (at December 31, 2001)      [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

   Officer Until August 17, 2000
   10% Owner Until September 25, 2000
   Director Until March 15, 2001
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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End    (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    Fiscal Year     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)           (Instr. 3,4 and 5)(Instr.4)(Instr. 4)
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

Common Stock, $.008 par value        04/27/01        X              275,500       A     $.20                     I   (Notes 1 and 2)
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Common Stock, $.008 par value        04/27/01        X              204,424       D     $.20                     I   (Notes 1 and 3)
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Common Stock, $.008 par value        04/27/01        X               89,961       D     $.20                     I   (Notes 1 and 4)
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Common Stock, $.008 par value        04/27/01        J               68,115       D     N/A                      I          (Note 5)
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Common Stock, $.008 par value        04/27/01        J               20,000       D     N/A                      I          (Note 6)
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Common Stock, $.008 par value                                                                     228,115        D          (Note 7)

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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Purchase Right      $.20    04/27/00   X      275,000        N/A       N/A   Common
                                                                              Stock      275,000  N/A      -0-       (Notes 1 and 2)
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Purchase Right      $.20    04/27/00   J       25,000        N/A       N/A   Common
                                                                              Stock      275,000  N/A      -0-       (Notes 1 and 2)
------------------------------------------------------------------------------------------------------------------------------------

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Sale Obligation     $.20    04/27/00   X      204,424        N/A       N/A   Common
                                                                              Stock      204,424 N/ A      -0-       (Notes 1 and 3)
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Sale Obligation     $.20    04/27/00   X       89,961        N/A       N/A   Common
                                                                              Stock       89,961 N/ A      -0-       (Notes 1 and 4)
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
Explanation of Responses:

Note 1: This Form is a joint report filed by Sally A. Fonner acting in both her individual capacity and in her capacity as the sole stockholder, officer and director of Capston Network Company. Capston Network Company is the record owner of all indirectly held securities of the Issuer reported on this Form.

Note 2: At April 26, 2001, Capston was the owner of a private contract right to purchase 300,000 shares of the Issuer's stock at $.20 per share from Tobem Investments Limited. On April 27, 2001, Capston exercised its purchase rights with respect to a total of 275,000 shares of the issuer's common stock in a stock for property transaction. Capston then surrendered the unexercised balance of its' stock purchase rights. As a result of this transaction, Capston acquired 275,000 shares of the Issuer's common stock.

Note 3: In September of 2000, Capston agreed to transfer an aggregate of 204,424 of the shares of the issuer's common stock to certain of its' associates as compensation for services. Capston performed it's obligations under these agreements on April 27, 2001 instructed the issuer's transfer agent to deliver 204,424 shares to the holders of these rights.

Note 4: In September of 2000, Capston agreed to transfer an aggregate of 89,961 of the shares of the issuer's common stock to certain finders who assisted in a business combination transaction effected by the Issuer in July 2000. Capston performed it's obligations under these agreements on April 27, 2001 instructed the issuer's transfer agent to deliver 89,961 shares to the finders.

Note 5: After effecting the transfers discussed in Notes 3 and 4, Capston distributed 68,115 shares of the issuer's common stock to Ms. Fonner. After giving effect to all transactions disclosed herein, Capston has no direct or indirect interest in any securities of the issuer.

Note 6: In August of 2000, Sally A. Fonner agreed to transfer 20,000 shares of the issuer's common stock to a former employee of Capston as compensation for services. Ms. Fonner performed her obligations under this agreement on April 27, 2001 and instructed the issuer's transfer agent to deliver 20,000 shares to the former employee of Capston.

Note 7: At the date of this report, Sally A. Fonner is the direct owner of 228,115 shares of the Issuer's common stock in her individual capacity.


/s/ Sally A. Fonner, individually and
on behalf of Capston Network Company                          May 7, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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